SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 11-K

             ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

           For the Fiscal Year ended December 31,1998

                     FIBREBOARD CORPORATION
                     401(k) RETIREMENT PLAN

                          OWENS CORNING
                    One Owens Corning Parkway
                       Toledo, Ohio  43659

                   Commission File No. 1-3660

-----------------------------------------------------------------
                      REQUIRED INFORMATION

(a)  Financial Statements.

  1.   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  2.   Statements of Assets Available for Benefits - as of March
         24, 1999, December 31, 1998 and December 31, 1997

  3. Statements of Changes in Assets Available for Benefits - for the period ended March 24, 1999 and the year ended
         December 31, 1998

  4.   Notes to Financial Statements

  5.   Supplemental Schedules:

          Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of December 31,1998

          Schedule  II  -  Item  27d  -  Schedule  of  Reportable
            Transactions for the Year Ended December 31,1998

(b)  Exhibit.

      Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     FIBREBOARD CORPORATION
                     401(k) RETIREMENT PLAN


                  BY     /S/ MICHAEL I. MILLER

                        Michael I. Miller
                        Chairman, Investment Review Committee


DATED:  JUNE 28, 1999

            Report of Independent Public Accountants


TO THE PLAN ADMINISTRATOR,
Fibreboard Corporation 401(k) Retirement Plan:

We have audited the accompanying statements of assets available for benefits of Fibreboard Corporation 401 (k) Retirement Plan as of March 24, 1999, December 31, 1998, and 1997, and the related statement of changes in assets available for benefits for the period ended March 24, 1999 and the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of March 24, 1999, December 31, 1998 and 1997, and the changes in its assets available for benefits for the period ended March 24, 1999 and the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of 1) assets held for investment purposes and 2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purpose of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




TOLEDO, OHIO
JUNE 25, 1999

                     FIBREBOARD CORPORATION

                     401(k) RETIREMENT PLAN

           STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

           AS OF MARCH 24, 1999 AND DECEMBER 31, 1998


                                   March 24,     December 31,   December 31,
                                     1999            1998            1997
                                   ---------     ------------   ------------
Cash and cash equivalents             -                 31         342,505
Investments, at fair value:
     Charles Schwab Fund              -                -         4,348,450
     Janus Fund                       -                -         7,826,128
     Neuberger and Berman Guardian
       Fund                           -                -         8,599,956
     PIMCO Total Return Fund          -                -         5,344,892
     Warburg Pincus International
       Equity Fund                    -                -         4,137,698
     Barron Asset Fund                -                -         7,171,062
     Personal Choice Account          -                 16       1,076,794
     Louisiana Pacific Stock Fund     -                -           253,156
     Owens Corning Stock              -                -              -
     Participant Loans                -                -         2,044,322

Contributions receivable              -           2,120,855      2,850,058

Liabilities
     Refundable contributions         -                 -           (4,721)
                                 ------------  ------------   --------------

Assets available for benefits         -         $ 2,120,902   $ 43,990,300
                                 ============  ============   ==============


The accompanying notes are an integral part of these statements.

             FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN

        STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                  FOR THE PERIOD ENDED MARCH 24, 1999

                                             March 24, 1999
                                             --------------
Investment Income
   Dividends and Interest                    $       22,465
   Net Appreciation in Fair Value
     Of Investments                                  26,392
   Interest on loans
                                                          -
Contributions
   Employer                                               -
   Employee                                               -
Other                                                 4,644
                                             --------------
     Total Additions                         $       53,501
                                             --------------

Deductions and Transfers
   Benefits Paid                                          -
                                             --------------
   Net Benefits Paid                                      -

Transfers

   Loan activity                                          -
   Transfer to successor trustee                 (2,174,403)
                                             --------------
     Total Transfers                             (2,174,403)
                                             --------------
Total Deductions and Transfers                   (2,174,403)
                                             --------------
Net Additions (Deductions)                       (2,120,902)

Assets Available for Benefits
 Beginning of Year                                2,120,902
                                             --------------
Assets Available for Benefits
 End of Year                                 $            -
                                             ==============

The accompanying notes are an integral part of these statements.

                FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN

        STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEAR ENDED DECEMBER 31,1998

                                                   1998
                                    Supplemental Information By Fund

                                                   Charles
                                       Cash        Schwab         Janus
                                    --------        Fund          -----
Investment Income                                  ------
     Dividends and Interest         $    -    $   196,750     $  241,758
     Net Appreciation in Fair Value
       of Investments                    -              -      2,455,914
     Interest on loans                   -         11,445         32,906
Contributions
     Employer                            -        109,243        270,985
     Employee                            -        293,804        902,471
                                    --------  ------------    -----------
Total Additions                          -        611,242      3,904,034
                                    --------  ------------    -----------
Deductions and Transfers
     Benefits Paid                       -     (2,943,068)    (3,001,052)
     Administrative expense              -         (7,790)       (16,287)
                                    --------  ------------    -----------
     Net Benefits Paid                   -     (2,950,858)    (3,017,339)
                                    --------  ------------    -----------
Transfers
     Loan activity                       -        (33,301)      (114,128)
     Transfers and forfeitures    (342,474)    (2,584,844)    (9,093,500)
                                    --------  ------------    -----------
       Total Transfers            (342,474)    (2,618,145)    (9,207,628)
                                    --------  ------------    -----------

Total Deductions and Transfers    (342,474)    (5,569,003)   (12,224,967)
                                    --------  ------------    -----------
Net Additions (Deductions)        (342,474)    (4,957,761)    (8,320,933)

Assets Available for Benefits
 Beginning of Year                 342,505      4,957,761      8,320,933
                                    --------   -----------    -----------
Assets Available for Benefits
 End of Year                     $      31     $        -      $       -
                                 ===========   ===========    ============

   The accompanying notes are an integral part of these statements.

                FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN

        STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEAR ENDED DECEMBER 31,1998

                                                         1998
                                              Supplemental Information By Fund

                                          Neuberger     PIMCO     Warburg Pincus
                                          And Berman    Total     International
                                           Guardian     Return        Equity
  Investment Income                      ----------- -----------  --------------
   Dividends and Interest              $ 1,035,130  $   695,867   $    (8,553)
   Net Appreciation in Fair Value
     of Investments                       (823,322)     (32,813)      263,880
   Interest on loans                        37,082       27,138        20,153
Contributions
   Employer                                278,127      105,600       175,213
   Employee                                927,179      855,350       567,991
                                       -----------   ----------    ----------
Total Additions                          1,454,196    1,651,142     1,018,684
                                       -----------   ----------    ----------

Deductions and Transfers
   Benefits Paid                        (3,013,047)  (1,703,512)   (1,938,279)
   Administrative expense                  (14,336)      (9,028)       (7,547)
                                       ------------  -----------   -----------
   Net Benefits Paid                    (3,027,383)  (1,712,540)   (1,945,826)

Transfers

   Loan activity                          (125,055)     (71,742)      (45,854)
   Transfers and forfeitures            (7,425,163)  (5,612,431)   (3,487,470)
                                      ------------   -----------   -----------
     Total Transfers                    (7,550,218)  (5,684,173)   (3,533,324)
                                      ------------   -----------   -----------
Total Deductions and Transfers         (10,577,601)  (7,396,713)   (5,479,150)
                                      -------------  -----------   -----------

Net Additions (Deductions)
                                         (9,123,405) (5,745,571)  (4,460,466)
Assets Available for Benefits
  Beginning of Year
                                          9,123,405   5,745,571    4,460,466
                                        -----------  ----------   ----------
Assets Available for Benefits
  End of Year                          $       -     $     -     $      -
                                       ============  ==========  ===========

 The accompanying notes are an integral part of these statements.

               FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN

        STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEAR ENDED DECEMBER 31,1998

                                                      1998
                                        Supplemental Information By Fund

                                  Barron                           Louisiana
                                  Asset               Personal     Pacific
                                  ------              Choice Acct  ---------
Investment Income                                     -----------
   Dividends and Interest                 $   (8,249) $   (18,090) $   4,661
   Net Appreciation in Fair Value
     of Investments                          134,915            -     16,873
   Interest on loans                          36,682        3,276          -
Contributions
   Employer                                  244,781       12,904          -
   Employee                                  760,742       44,052          -
                                          ----------  -----------  ---------
Total Additions                            1,168,871       42,142     21,534
                                          ----------  -----------  ---------

Deductions and Transfers
   Benefits Paid                          (2,249,288)  (1,104,795)  (176,837)
   Administrative expense                    (11,999)      (1,738)      (398)
                                          ----------  ----------   ---------
   Net Benefits Paid                      (2,261,287)  (1,106,533)  (177,235)

Transfers

   Loan activity                            (122,960)      1,071          -
   Transfers and forfeitures              (6,420,964)    (42,505)   (97,455)
                                          ----------  ----------   ---------
     Total Transfers                      (6,543,924)    (41,434)   (97,455)
                                          ----------  ----------   ---------

Total Deductions and Transfers            (8,805,211) (1,147,967)  (274,690)

Net Additions (Deductions)                (7,636,340) (1,105,825)  (253,156)

Assets Available for Benefits
 Beginning of Year                         7,636,340   1,105,841    253,156
                                          ----------   ----------  --------
Assets Available for Benefits
 End of Year                              $        -          16          -
                                          ==========   ==========  ========


   The accompanying notes are an integral part of these statements.

             FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN

        STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEAR ENDED DECEMBER 31,1998

                                                        1998
                                       Supplemental Information By Fund

                                          Owens Corning   Participant
                                              Stock          Loans
                                          -------------   ------------
Investment Income
   Dividends and Interest                 $      2,298    $         -
   Net Appreciation in Fair Value
     of Investments                              8,530              -
   Interest on loans                               731          2,110
Contributions
   Employer                                      3,059              -
   Employee                                      7,595              -
                                          -------------   ------------
Total Additions                                 22,213          2,110
                                          -------------   ------------
Deductions and Transfers
   Benefits Paid                                  (135)      (558,954)
   Administrative expense                            -              -
                                          -------------   ------------
   Net Benefits Paid                              (135)      (558,954)

Transfers

   Loan activity                                 1,291        510,678
   Transfers and forfeitures                   (23,369)    (1,998,156)
                                          --------------  ------------
     Total Transfers                           (22,078)    (1,487,478)
                                          --------------  ------------

Total Deductions and Transfers                 (22,213)    (2,046,432)
                                          --------------  ------------
Net Additions (Deductions)                           -     (2,044,322)

Assets Available for Benefits
 Beginning of Year                                   -      2,044,322
                                          --------------  -----------

Assets Available for Benefits
 End of Year                              $          -              -
                                          ==============  ===========


   The accompanying notes are an integral part of these statements.

             FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN

        STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEAR ENDED DECEMBER 31,1998

                                                      1998
                                       Supplemental Information By Fund

                                             Contribution
                                              Receivable     Total
                                             ------------    -----
Investment Income
   Dividends and Interest                  $        -    $   2,141,572
   Net Appreciation in Fair Value
     of Investments                                 -        2,023,977
   Interest on loans                                -          171,523
Contributions
   Employer                                 2,120,855        3,320,767
   Employee                                         -        4,359,184
                                          -----------     -------------
Total Additions                             2,120,855       12,017,023
                                          -----------     -------------
Deductions and Transfers
   Benefits Paid                                    -      (16,688,967)
   Administrative expense                           -          (69,123)
                                          -----------     ------------
   Net Benefits Paid                                -      (16,758,090)

Transfers

   Loan activity                                    -                -
   Transfers and forfeitures                        -      (37,128,331)
                                          -----------     ------------
     Total Transfers                                -      (37,128,331)
                                          -----------     ------------

Total Deductions and Transfers                      -      (53,886,421)
                                          -----------      -----------

Net Additions (Deductions)                  2,120,855      (41,869,398)

Assets Available for Benefits
 Beginning of Year                                  -       43,990,300
                                          -----------       ----------
Assets Available for Benefits
 End of Year                               $2,120,855     $  2,120,902
                                          ===========       ==========


   The accompanying notes are an integral part of these statements.

                        FIBREBOARD CORPORATION
                        401(k) RETIREMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS

1)  PLAN DESCRIPTION

      The Fibreboard Corporation 401 (k) Retirement Plan ("the Plan"), was established in 1988 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a defined contribution pension plan.

      Effective July 3, 1997, Fibreboard Corporation was acquired by Owens Corning. The Plan continued to cover all employees of the former Fibreboard Corporation until January 1, 1999, at which time it was merged into the Owens Corning Savings Plans.

      In connection with the merger, substantially all of the Plan's assets were transferred to the Owens Corning plans on December 31, 1998, at which time, or as soon as possible thereafter, the amounts were invested in the options provided by the Owens
      Corning Savings Plans. At the date of the merger, all active participants were entitled to their full interests and no forfeiture provisions apply.

      Participants should refer to the Plan agreement for a more complete description of the Plan's provisions through the date of the merger.

      Participant Accounts
      --------------------

      Each  participant's account is credited with  the  participant's
      contribution   as  provided  through  payroll   deductions   and
      allocations of (a) contributions made by the employer for the benefit of the participants, which in certain circumstances is subject to limitations as defined in the Plan agreement and (b) Plan earnings. The participant's contribution may be from 1-
      14%   of   compensation.   The  Plan   provides   a   retirement
      contribution and match, equal to a specified percentage of eligible compensation (percentage varies by employee group) for participants.

      Vesting
      -------

      Participants   are   immediately  vested  in   their   voluntary
      contributions plus actual earnings thereon. Vesting in the employer's contribution portion plus actual earnings thereon is based on years of service. Additionally, participants become fully vested in their accounts upon reaching age 60 or on the date of death or full and permanent disability. A year of service for vesting purposes is 1,000 hours in a calendar year.

      The employer's profit sharing and matching contribution will vest over the following schedule:

             Years of                        Vested
              Service                      Percentage
             ---------                     ----------
             Less than 2                      0%
             2                               20%
             3                               40%
             4                               60%
             5                               80%
             6 or more                      100%


      If participants are not fully vested upon terminating employment, the participants forfeit the nonvested portion of their accounts. Forfeitures were approximately $240,000 for the year ended December 31, 1998 and were used to reduce employer contributions.

                        FIBREBOARD CORPORATION
                        401(k) RETIREMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
                              (Continued)

1)  PLAN DESCRIPTION (continued)

      Participants Loans
      ------------------

      Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of
      $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, unless the loan is used to purchase a primary residence. The loans are secured by 50% of the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as of the date of the loan. Principal and interest are paid ratably through regular payroll deductions.

      Investment Elections
      --------------------

      Participants direct the investment of their account balances and all contributions. Investment options available from January 1, 1998 to the date of the transfer of assets to the Owens Corning Savings Plans were as follows:

      Schwab Value Advantage Fund - Objective is to invest in low risk, short-term financial instruments. Invests in short term bank paper, commercial paper, repurchase agreements and obligations of, or guaranteed by, the U.S. government, the Canadian government or their agencies or instrumentalities.

      Janus Fund - Invests in companies that are expected to have above-average prospects for long term growth in earnings and profitability.

      Neuberger & Berman Equity Guardian Fund - A value equity fund that invests in companies believed to be undervalued or having lower than average price/earnings ratios, and potential for capital appreciation.

      PIMCO Total Return Fund - A core bond fund that invests in a diversified portfolio of corporate, government and government agency bonds.

      Warburg Pincus International Equity Fund - Seeks long-term capital appreciation by investing substantially all of its assets in common stocks and securities convertible into or exchangeable for common stocks of non-United States issuers.

      Barron Asset Fund - A small capitalization fund that invests in equity securities of companies with market capitalization between $100 million and $1.5 billion that the advisor believes have undervalue assets or favorable growth prospects.

      Personal Choice Account - Allows participants to choose their own investments.

      Owens Corning Stock Fund - This fund is invested primarily in shares of Owens Corning common stock as well as a small amount of short-term investments. Ownership is measured in units of the fund instead of shares of stock. Units will be adjusted for any changes resulting from stock dividends, stock splits and similar changes.

      No further investments can be made in the Louisiana-Pacific
      Stock Fund.

                        FIBREBOARD CORPORATION
                        401(K) RETIREMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
                              (Continued)

(2)  SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting
      -------------------

      The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

      Investments
      -----------

      The Plan's investments are stated at fair market value based on quoted market prices, except for the participant loans, which are valued at cost, which approximates fair market value. Purchases and sales of investments are accounted for on a trade date basis.

      Administrative Expenses
      -----------------------

      Substantially all administrative expenses of the Plan are paid by Owens Corning.

      Benefits
      --------

      Benefits are recorded when paid.

      Use of Estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)  INCOME TAX STATUS

      The Plan is intended to satisfy the tax exemption qualification requirements under Section 401 (a) of the Internal Revenue Code; therefore, the Plan and related trust are intended to be exempt from Federal income taxes. The Plan obtained its latest determination letter on May 25, 1995, in which the Internal Revenue Service sated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Participants generally are not subject to Federal income tax on employer contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

                                 -11-
                                                                   SCHEDULE I

                        FIBREBOARD CORPORATION

                        401(k) RETIREMENT PLAN

                     EIN:  94-0751580    PN:  007

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1998
                        -----------------------

    Identity      Par Value
    Of Party      Or Shares            Description       Cost      Current
    --------      ---------            -----------       ----      -------
*The Charles
  Schwab             n/a          Charles Schwab Cash     $ 21       $ 21
  Trust Company

*The Charles
  Schwab           2 shares     Citizens Utilities Sr. B     -         16
  Trust Company

*The Charles
  Schwab            9.57        Charles Schwab
  Trust Company     units        Retirement                 10         10
                                 Money Fund
                                                           ----       ----
                                                          $ 31       $ 47
                                                           ====       ====
* Represents a party-in-interest

                                      -12-
                                                                     SCHEDULE II
                  FIBREBOARD CORPORATION 401(k) RETIREMENT PLAN
                            EIN 94-0751580 PLAN:  007
                SCHEDULE 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31,1998

                                                                                Current Value
 Identity of                     Number of                                      of Assets on
 Party                            Transac-  Purchase    Selling    Historical   Transaction    Gain (Loss)
 Involved        Description       tions     Price       Price     Cost         Date            on Sale
------------     -----------     ---------  --------    -------    ----------   ------------   -----------

 *Charles    AGGREGATE PURCHASES    977    $3,787,121     N/A      $3,787,121  $3,787,121       N/A
 Schwab      OF SCHWAB VALUE
 Trust       ADVANTAGE MONEY MARKET
 Company     FUND

 *Charles    Aggregate sales of    577    N/A   $8,331,888  8,331,888   8,331,888       -
 Schwab      Schwab Value Advantage
 Trust       Money Market Fund
 Company

 *Charles    Individual purchase of   1       N/A       3,379,849  3,379,849    3,379,849         -
 Schwab      Schwab Value Advantage
  Trust      Money Market Fund
 Company

 *Charles    Aggregate purchases of   1,119  3,328,098    N/A       3,328,098  3,328,098        N/A
 Schwab      PIMCO Total Return
  Trust      Fund
 Company

 *Charles    Aggregate sales of       592       N/A     8,631,149  8,672,990  8,631,149     (41,841)
 Schwab      PIMCO Total Return
 Trust       Fund
 Company

 *Charles    Individual sale of       1         N/A      5,592,789  5,637,699  5,592,789     (44,910)
 Schwab      PIMCO Total Return
  Trust      Fund
 Company

 *Charles    Aggregate purchases of   1,277   3,836,782   N/A     3,836,782  3,836,782        N/A
 Schwab      Neuberger & Berman
 Trust       Guardian Fund
 Company

 *Charles    Aggregate sales of       770       N/A      11,657,915  12,494,578  11,657,915    (836,663)
 Schwab      Neuberger & Berman
  Trust      Guardian Fund
 Company

 *Charles    Individual sale of       1         N/A      6,677,330  7,574,051  6,677,330     (896,721)
 Schwab      Neuberger & Berman
  Trust      Guardian Fund
 Company

 *Charles    Aggregate purchases of   1,142     6,531,211  N/A       6,531,211  6,531,211        N/A
 Schwab      Warburg Pincus
  Trust      International Equity
 Company     Fund

 *Charles    Aggregate sales of       629       N/A    10,925,281  10,668,909  10,925,281     256,372
 Schwab      Warburg Pincus
  Trust      International Equity
 Company     Fund

 *Charles    Individual sale of       1         N/A      3,178,928  3,489,151  3,178,928     (310,223)
 Schwab      Warburg Pincus
  Trust      International Equity
 Company     Fund

 *Charles    Aggregate purchases of   1,395     3,806,519  N/A       3,806,519  3,806,519        N/A
 Schwab      Janus Fund
  Trust
 Company

 *Charles    Aggregate sales of       758       N/A      14,100,401  11,658,231  14,100,401    2,442,170
 Schwab      Janus Fund
 Trust
 Company

 *Charles    Individual sale of       1         N/A      9,299,927  7,378,604  9,299,927     1,921,323
 Schwab      Janus Fund
  Trust
 Company

 *Charles    Aggregate purchases of  1,295  11,005,360  N/A       11,005,360  11,005,360       N/A
 Schwab      Baron Asset Fund
  Trust
 Company

 *Charles    Aggregate sales of       743       N/A      18,330,918  18,207,344  18,330,918     123,574
 Schwab      Baron Asset Fund
  Trust
 Company

 *Charles    Individual sale of       1         N/A      6,059,040  4,908,931  6,059,040     1,150,109
 Schwab      Baron Asset Fund
  Trust
 Company

*Represents a party-in-interest

                                                       EXHIBIT 99

            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 25, 1999, included in the Owens Corning Savings and Security Plan's annual report on Form 11-K for the period ended March 24, 1999 and the year ended December 31, 1998, into the Company's previously filed Registration Statements on Form S-8 and active S-3 (File Nos. 33-9563, 33-9986, 33-18262, 33-20997, 33-27209, 33-31687, 33-48707,
33-57886,  33-60487,  333-09367, 333-32145,  333-47961  and  333-
48153, 333-76765).



                                      ARTHUR ANDERSEN LLP

Toledo, Ohio,
June 25, 1999